Diginex Limited

Smart-Space Fintech 2, Room 3

Unit 401-404 Core C, Cyberport, Telegraph Bay

Hong Kong

October 4, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Matthew Crispino
Jan Woo

Re:	Diginex Ltd
Registration Statement on Form F-1
Submitted September 10, 2024
File No. 333-282027

Dear Mr. Crispino and Ms. Woo:

Diginex Limited (the “Company”), is hereby responding to the letter, dated September 19, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

Form F-1 filed on September 10, 2024 Corporate History

The Restructuring, page 32

1.	We note “any unvested share options will automatically vest upon completion of this Offering.” Disclose here, in MD&A, and elsewhere as applicable, the total amount of compensation expense that will be reported as a result of the acceleration of the vesting and advise us.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 32 and elsewhere of the registration statement accordingly. The wording has been adjusted to reflect that there is no automatic vesting on completion of this Offering, however, the board of directors may accelerate the vesting period of the employee share options at its discretion. At the time of this response letter the board of directors have not expressed if they will accelerate the vesting. Should the board decide to accelerate the vesting of all unvested options the compensation expense to be recognized would be $1.6 million having previously recognized $0.2 million of the total fair value of unvested options of $1.8 million. This expense would be charge to the statement of profit or loss and the share option reserve with a zero impact to the total reserves of the group.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

October 4, 2024

2.	We note on August 7, 2024, Rhino Ventures Limited transferred 2,992,180 Ordinary Shares to certain persons. Please explain to us the facts and circumstances of this transfer. Identify the persons and tell us of any relationships they may have with the Company.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 33 and elsewhere. The Company also explains to the Staff that Rhino Ventures Limited issued convertible notes that convert in shares held by Rhino Ventures in Diginex Limited. Some holders exercised their convertible loan notes and Rhino Ventures Limited met its obligations by transferring shares in Diginex Limited to the relevant individuals on August 7, 2024. The individuals that participated in the transfer of the Diginex shares on August 7, 2024 are the same individuals listed as Selling Shareholders on page Alt-12 of the Registration Statement. Other than Ms. Natalia Pelham who is Mr. Miles Pelham’s wife, the other individuals are not related to Mr. Pelham and are not affiliates with the Company.

3.	Regarding the agreement with RVL to convert up to $3 million of its loan to DSL into Ordinary Shares upon the pricing of the Offering, clarify on page 33 if this is in addition to the automatic conversion of the convertible loan notes in ordinary shares disclosed on page 32.

Response: The Company notes the Staff’s comment and has revised the disclosure on page 33 and elsewhere of the registration statement accordingly.

Capitalization and Indebtedness, page 36

4.	We note your disclosure of the Reorganization on pages 32-34. Give effect to the Ancillary Transactions and the other associated transactions such as the automatic conversion of the convertible loan notes, that have or will have an impact the Company’s capitalization, in a separate pro forma column following the information presented on an actual basis. This should be followed by a pro forma as adjusted column that only gives effect to the offering.

Response: The Company notes the Staff’s comment and has revised the Capitalization table on page 36 of the registration statement accordingly.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

October 4, 2024

Dilution, page 36

5.	Please provide us your calculation of pro forma net tangible book value of Diginex Limited as of March 31, 2024 of approximately negative $1.1 million.

Response: The Company notes the Staff’s comment and advises the Staff of the following calculation:

DIGINEX LIMITED

Adjusted Net Tangible Book Value

	Notes	US$	US$
Net Liabilities at 31 March 2024			(23,010,124)

Adjusted for:
Rhino Ventures Limited part investment	1	7,276,922
Automatic conversion of CLN	2	4,090,342
Automatic conversion of related party loan	3	1,140,931
Automatic conversion of Preferred Shares	4	9,359,000
			21,867,195

Adjusted net liabilities at 31 March 2024			(1,142,929)

Notes:

1	As at 31 March 2024, $7,276,922 of an $8,000,000 investment from Rhino Ventures Limited had been received by the company. At 31 March 2024 the amounts received were classified as both amounts due to immediate holding company ($5.3m) and shareholder loan ($1.9m) The investment was completed on 28 May 2024 and amounts converted to equity

2	The conversion of outstanding convertibe loan notes to ordinary shares on effectiveness of the registration statement

3	The related party loan was transferred to a convertibe loan note on July 2024 and held by Working Capital Innovation Fund II LP and Rhino Ventures Limited. The convertible loan note converts into ordinary shares on effectiveness of the registration statement

4	The conversion of outstanding preferred shares to ordinary shares on effectiveness of the registration statement

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

October 4, 2024

Financial Statements

27. Subsequent Events, page F-42

6.	Regarding the $8.0 million capital raise with Rhino Venture, disclose how you accounted for the 5,086 ordinary shares and 10,172 warrants issued to Rhino Venture and advise us. Specifically indicate the fair value of the issuances and the resulting impact on your results of operations. Explain to us how your valuations relate to the anticipated IPO price per share.

Response: The Company notes the Staff’s comment and has revised the disclosure on page F42 of the registration statement accordingly. Both the ordinary shares and warrants have been treated as equity instruments and booked to share capital and warrant reserve accordingly. The warrants do not have contractual obligations to deliver cash or another financial asset to Rhino Venture and are to be settled by exchanging a fixed number of the Company’s ordinary shares for a fixed amount of cash. Therefore, the warrants are classified as equity instruments and are initially measured at fair value in accordance with IAS 32 and IFRS 9. The fair value of the warrants were calculated as $6,653,000 with $1,347,000 being allocated to share capital. The total impact to the Company reserves is $8.0 million and allocated between share capital and warrant reserves. The fair value of the warrants was calculated on 28 May 2024 using the binominal model. The $8.0 million raise was agreed prior to any confirmation on the list price from an underwriter.

7.	We note 368,826 employee share options were issued on July 31, 2024. Disclose and tell us the fair value of these options and the impact of this issuance on your results of operations. Also, explain to us how your fair value determination relates to the anticipated value of a share in your IPO.

Response: The Company notes the Staff’s comment and has revised the disclosure on page F42 of the registration statement accordingly. The 368,826 employee share options have an accumulated total fair value of $773,723. The fair value will be expensed on a straight-line basis over the vesting period of 36 months, or earlier if vesting is accelerated by the board of directors, with a corresponding increase in equity (share option reserve). The accounting of the share options will not negatively affect the net financial position of the company as the impact will be reflected in the profit or loss reserve and share option reserve. The probability of the IPO was factored into the valuation model. The use of the anticipated IPO price would not, however, affect the net position of the balance sheet as the fair value is recognized in the balance sheet reserves in accumulated losses and share option reserves.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

October 4, 2024

Please call Andrei Sirabionian at (212) 407-4089 or James Prestiano of Loeb & Loeb LLP at (212) 407-4831 if you have any questions or if would like additional information with respect to any of the foregoing.

Very truly yours,

/s/ Mark Blick
Name:	Mark Blick
Title:	Chief Executive Officer